UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Legion M Entertainment, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1996711
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Legion M Entertainment, Inc. 1801 Century Park East, 24th Floor Los Angeles, CA 90067

(Full mailing address of principal executive offices)

833-534-4666

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this report, the term “Legion M,” “the company” or “we” refers to Legion M Entertainment, Inc.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially rom the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Legion M was incorporated in Delaware on March 4, 2016, as a C corporation. We are an entertainment company that partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

Going Concern Statement

Legion M is not yet profitable, which means that we rely upon funds from investors (along with any profits we make from our business) to pay for our operations. This is common for most startups, and the reason those startups raise money. Over time we hope to grow our revenue and manage our spending to become profitable, but until that happens our ability to stay in business is reliant upon our ability to raise money from investors.

As described in Note 2 to our unaudited financial statements, the accompanying financial statements have been prepared on a “going concern” basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,016,109 and $848,969 for the for the periods ended June 30, 2022 and 2021, respectively. As of June 30, 2022, the Company has current assets that exceed current liabilities by $844,346. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding.

The purpose of this “Going Concern” statements is to alert investors to the fact that the company does not have enough cash on hand to fund operations for the next 12 months. As such, the Company’s ability to stay in business (i.e., remain a “going concern”) relies on our ability to raise more money from investors. Over the past 6 years, the Company has raised over $16 million and generated over $3 million in revenue. During this time, we’ve had “Going Concern” statements attached to every one of our financial reports. While the company has successfully managed our fundraising, revenue, and spending to remain a going concern for the past 6 years, there is no guarantee we’ll be able to do so in the future.

Operating Results

Our revenue for the six months ended June 30, 2022 (“Interim 2022”) was $232,709, a 52% decrease over our revenue of $480,513 during the six months ended June 30, 2021 (“Interim 2021”).

At this point in the company’s development, we expect our revenue to fluctuate from period to period due to the release patterns of our projects. For example, a significant portion of our revenue in Interim 2021 came from our investment in the film Archenemy. We made the Archenemy investment in 2019, the film released in 2020, and we received the bulk of the revenues (so far) in 2021. Legion M didn’t make any large investments in movies in 2020 (due largely to the pandemic), and we didn’t have any projects release in 2021. That said, as of this writing (September 2022) we currently have stakes in 4 films (The Man in the White Van, This is Not Financial Advice, Nandor Fodor and the Talking Mongoose, and a currently untitled William Shatner documentary) in post-production, with releases expected in 2023.

As we explain in our offering document, Legion M is not currently focused on short-term revenue growth. Instead, we’re focused on growth of our community and development of capabilities we believe could become long-term competitive advantages. As a result of this fact, along with the variety of business models we employ and the inherent “lumpiness” of entertainment project revenue, we expect Legion M’s revenue, and the sources that produce that revenue, to be volatile from year to year.

While Legion M receives revenue from a wide variety of sources, it can be broken down into two major categories:

●	Project Revenue. Revenue directly related to our contracts for the projects outlined in the “Active Projects,” “Development Projects” and “Completed Projects” sections of this document.

●	Non-Project Revenue. All other revenue, including sales of non-licensed merchandise, ticket and sponsorship income for Legion M community events (e.g., the “Legion M Lounge” at Sundance), and revenue attributable to shipping and handling fees, including when those fees are associated with project-related merchandise

Project Revenue decreased 52% to approximately $195,188 in Interim 2022 from approximately $402,467 in Interim 2021, and represented approximately 84% of our total revenue in Interim 2022 compared to approximately 90% in Interim 2021. As mentioned above, the primary reason for this drop was the fact that in Interim 2021 we received revenue from a film that had recently released but in Interim 2022 we did not. Our largest revenue contributions in Interim 2022 came from earlier releases including Mandy, The Field Guide to Evil, and Memory: The Origins of Alien.

Non-Project Revenue decreased 18% to approximately $37,521 in Interim 2022 from approximately $45,842 in 2021, and represented approximately 16% of our total revenue in Interim 2022 compared to approximately 10% in Interim 2021. The decrease in non-project revenue was primarily attributable to normal fluctuation in sales.

In addition, Legion M’s revenue can also be broken out by revenue received from consumer products and media, which is defined as revenue earned from sales and shipping of merchandise (e.g. clothing, accessories, props, consumables, etc.) and media (e.g. DVDs, Blu-Rays, comic-books and books) via:

●	direct-to-consumer sales (e.g., via shop.legionm.com, amazon.com, in-venue activations, etc.);

●	wholesale sales to 3rd party vendors (e.g., Hot Topic, comic book shops, etc.); and

●	licensing agreements (e.g., sublicensing to 3rd parties who handle manufacturing and sales and pay us a royalty).

It’s worth noting that Consumer Products and Media Revenue related to Legion M Projects represents Project Revenue that Legion M collects and participates in before it feeds into the project waterfall (i.e., the distribution of funds amongst all the stakeholders of a project as dictated by the applicable contracts between all the parties). Project Revenue from other sources (e.g., distribution, financing, etc.) is collected by others and comes to us (when applicable) via our position in the project waterfall. For projects in which Legion M has a position in the waterfall, it’s possible that a portion of the Consumer Products and Media Revenue we contribute into the waterfall could come back to us.

Consumer Products and Media Revenue was relatively flat, decreasing 4% to approximately $178,556 or 77% of our revenue in Interim 2022, compared to approximately $186,735 or 42% of our revenue in Interim 2021. In Interim 2022, our top revenue drivers in this category were the same as Interim 2021 -- products related to the film Mandy. As with our project revenue, we expect that our Consumer Products and Media revenue will vary significantly from year to year based on the release cycles of our projects and the unique products we develop for them.

Costs of net revenue in Interim 2022 was $201,197, a 40% decrease compared to $333,566 costs of net revenue in Interim 2021. The costs did not decrease as much as revenue, yielding a gross profit of $31,512 in Interim 2022, which was a 79% decrease compared to our gross profit of $146,947 in Interim 2021. Our gross profit margin decreased to 14% in Interim 2022 from 31% in Interim 2021. This decrease was the result of a greater concentration of revenue from lower margin sources (e.g. investments with capitalized costs in Interim 2022 compared to producer’s fees and licensing revenue in Interim 2021). As stated above, at this stage in the Company’s development we expect our revenue and margins to be volatile as we release new projects and develop new revenue streams.

For Interim 2022, operating expenses were relatively flat $1,156,194 compared to Interim 2021 operating expenses of $1,150,797, a 0.5% increase. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g., legal, accounting, etc.), travel expenses, general and administrative, and depreciation. While our overall operating expenses were flat, there were some subcategories where expenses grew (e.g. compensation and benefits) that were offset by other subcategories where expenses were reduced (e.g. sales and marketing)

Our sales and marketing expenses were $278,354 in Interim 2022 compared to $413,555 in Interim 2021. This was due to a reduction in the amount of marketing money required for fundraising. Fundraising and growth of the Legion were the primary drivers of marketing spend in Interim 2021, though we also spent money to market Legion M projects and merchandise.

Our costs of compensation and benefits increased to $607,883 in Interim 2022, compared to $536,290 in Interim 2021. This increase was primarily due to the rollback of voluntary pay cuts that were enacted for many employees at the beginning of the pandemic. These costs include not only cash expenses (e.g., the money we pay for salaries, wages, taxes and benefits) but also the value (according to GAAP accounting standards) of stock options vesting to employees and advisors. Note that where appropriate under GAAP accounting standards, costs of project-specific labor expenses are capitalized and appear as “Investments in productions” on our Balance Sheet instead of the “Compensation and Benefits” line of the Statements of Operations.

Our cost of independent contractors increased to $51,888 in Interim 2022 from $5,810 in Interim 2021 as a result of increased utilization of independent contractors. Our cost of professional fees decreased to $96,348 in Interim 2022 from $113,062 in Interim 2021 due to a decrease in legal and accounting fees.

Travel expenses increased to $27,710 in Interim 2022 from $5,142 in Interim 2021 due to increased travel as the pandemic subsided. Our general and administrative costs increased to $90,611 in Interim 2022 from $73,337 in Interim 2021.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the “Investments in productions” that are included on our Balance Sheet. In Interim 2022 there were no asset impairments related to our projects.

In Interim 2022, some of our Project Revenue was associated with costs that were previously capitalized on our Balance Sheet. This resulted in $56,261 of previously capitalized costs being recognized on the Statements of Operations as cost of net revenue in Interim 2022. In addition, we had $516,708 in project-related costs that were capitalized during Interim 2022. As a result of all the factors mentioned above, as of June 30, 2022, we had $1,046,702 of capitalized “Investments in productions, net” on our Balance Sheet, compared to $586,255 as of December 31, 2021.

These capitalized costs represent “bets we still have on the table.” It’s impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades (e.g., our distribution rights for Memory: The Origins of Alien last for 20 years, and backend rights for many of our other projects last in perpetuity). In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

The cost of depreciation was relatively unchanged between Interim 2022 and Interim 2021 ($1,239 vs. $3,148, respectively).

In Interim 2022 we had a PPP loan of $108,573 forgiven. In Interim 2021, we had a PPP loan of $139,868 forgiven and state grants of $15,013.

As a result of the foregoing factors, as well as other expenses, our net loss for Interim 2022 was $1,016,109, a 20% increase compared to our loss of $848,969 in Interim 2021.

Management Evaluation of Operating Results

In terms of financing, Legion M is a relatively early-stage company. We believe the amount of money we’ve raised (over $16 million as of September, 2022) puts us squarely in the startup realm – about the equivalent of a VC backed startup that completed a series A and is working on a series B funding.

We believe the once-in-a-lifetime disruption of the JOBS Act has created an opportunity for us to build a new type of company with sustainable competitive advantages in multi-trillion-dollar global industry. Our founders Paul Scanlan and Jeff Annison have a track record of success – in 1999 they founded (along with one other cofounder) a company called MobiTV, which was one of the first companies in the world to launch live streaming television on mobile phones. While Paul and Jeff were at MobiTV (Jeff left in 2009, Paul in 2015), the company grew from 3 founders working out of a spare room to an Emmy Award-winning worldwide leader in streaming television with hundreds of employees and offices around the world.

Doing something new is always a risk, but we’ve done this before and believe we can do it again. After all, we’re investing in Legion M alongside you — we’re risking our money, our reputations, and our careers that we can make this company a success.

Key Performance Metrics

As a startup, our primary focus is growth. We consider three primary metrics when evaluating projects and initiatives.

Growth - We believe that growth of our community is the single most important determinant of our long-term success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, the ability of any project or initiative to help us grow the Legion is one of the most important considerations.

Strategic Benefit - Each project Legion M completes becomes a stepping-stone to the next. We actively seek projects and initiatives that allow us to “level up” by forming strategic relationships and developing new capabilities that create long-term value for the Company.

Revenue - Like any other company, the goal of Legion M is to make money. Financial success is the key to the long-term viability and success of our Company, and the potential for financial return is an important consideration when we evaluate projects. That said, at these early stages of the company’s development we’re not focused on revenue, and are often willing to forgo short-term revenue when we believe the growth or strategic benefit of a project or initiative will provide greater long-term value for the company.

Effects of Scale on Legion M Projects

In calculating the expenses of our projects, we account for both the money (i.e. cash investments and money spent on marketing, travel, etc.) and time (e.g. the proportional cost of staff salaries who are working on the project) spent on them. It’s important to note that at this stage in our development, the financial investments we make in projects are often relatively small in relation to the amount of time we spend on them. However, it’s also important to note that these two expense categories scale very differently. The best way to illustrate this is to use a simplified hypothetical example:

Legion M makes an investment of $100,000 in a feature film, with a return based on the success of the film. As part of the deal, we agree to host opening weekend meetups around the country, which cost us $5,000 worth of man hours to support and $5,000 worth of travel expenses. We also have $5,000 worth of legal, business development and management expenses associated with the project. In total, we’ve invested $115,000 in the project.

The film is released and provides Legion M a 15% ROI on our $100,000 investment. When the final numbers are tallied, we invested $115,000 and received $115,000 in return, making the project break-even.

While the example above is both fictional and simplified, it is representative of some of the deals Legion M has engaged in. We provide it to illustrate a point we believe is important to keep in mind when evaluating our company at this stage:

As we grow, we expect the amount of money we invest in projects to get larger, whereas we expect the time we spend supporting them to stay relatively fixed (or in some cases go down due to the development of processes and infrastructure). In the example above, if we’d invested $1 million in the film instead of $100,000 and spent the same amount of money on time, travel, legal, etc. we’d end up with $135,000 in net profit instead of break-even. As we grow our investor base and have more access to capital, we hope to be able to take larger positions in projects, reducing the financial significance of the costs we spend supporting them, and improving our chances of profitability when a project is successful.

This point applies to more than just the model outlined above. In fact, most business models Legion M has engaged in scale in similar ways. For example:

o	The fees a company receives for producing a film typically scale with the budget of the film.

o	Consumer products and licensing revenue generally scales with the size of the IP involved.

o	Fees charged for marketing and release partnerships typically scale with the size of the marketing budget, which typically scales with the budget of the film.

o	Revenue earned from distribution scales with the size of the release, which often scales with the budget of the film and the stars involved

In short, while our financial position to date has limited Legion M’s activities to relatively small (by Hollywood standards) independent films, our hope is that over time we’ll be able to scale our activities to larger and larger projects. We view most of the projects we’ve engaged in so far as experiments that allow us to better understand how we can leverage the power of our community to improve our chances of success. We expect some of our projects will be financially successful and others will not, but over time we hope to grow the Legion and “level up” to bigger and better opportunities. Today, while our investments are relatively small, we believe the financial success of the project is often secondary to the other benefits it may provide.

Traction and Milestones

What Legion M is attempting was never possible before advent of the JOBS Act. When we started the Company in 2016, we had little more than an idea. Since then, we’ve focused on building a foundation that proves (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of:

●	One of the most successful equity crowdfunded companies in JOBS Act history, with over 35,000 investors (as of September, 2022) and over $16M raised.

●	Demonstrated ability to build a community, with over 150,000 investors, members and followers.

●	Demonstrated ability to grow revenue: Our 2021 revenue is up 14% from 2020, 65% from 2019 and 491% from 2018.

●	Demonstrated ability to develop, package, and finance a movie (see The Man in the White Van in the “Active Projects” section).

●	Demonstrated ability to work on projects with top tier talent, including Anne Hathaway, Nicolas Cage, Stan Lee, Kevin Smith, Jason Sudeikis, Joe Manganiello, Sunita Mani, Sean Astin, Simon Pegg, Minnie Driver, Christropher Lloyd, and more.

●	Demonstrated ability to partner with top tier companies (with notable credits), including NEON (Parasite, I Tonya, Palm Springs), Bleecker Street (The Assistant, Trumbo, Beasts of No Nation), Searchlight (JoJo Rabbit, The Shape of Water, Birdman), SpectreVision (No Man of God, Color out of Space) and Nederlander Worldwide Productions (live theater presentations including Hamilton, Wicked, and The Lion King).

●	Powerful advisory board of industry luminaries including legendary actor/producer/writer William Shatner, billion dollar producer Dean Devlin (Stargate, Independence Day, “Leverage,” “The Librarians”), renowned author Eric Ries (The Lean Startup), legendary movie critic Leonard Maltin (“Entertainment Tonight”), Actor/Producer/Director Bill Duke (Commando, Predator, X-Men: The Last Stand) and current/former executives and creatives from Netflix, Sony, Lucasfilm, Epic Games, MGM, NEON, Alamo Drafthouse, Comedy Central, Walt Disney Imagineering, Universal Studios, Paramount, Nerdist, Trailer Park, Endgame Entertainment, Meltdown Comics, NTWRK, POW!, Audible, Fangoria, & more.

●	Diversified revenue streams with demonstrated ability to generate revenue from multiple business models, including development, financing, production, distribution, marketing, consumer products, licensing, sponsorships and live events.

●	Demonstrated ability to activate fans, with hundreds of volunteer meetups all over the country to support the opening of our films and social media campaigns with tens and even hundreds of thousands of reactions, comments, and shares.

●	Positive references from producers we’ve worked with including Dean Devlin (creator of Stargate and Independence Day) and actor/producer Elijah Wood of SpectreVision (producer of Mandy), as well as the teams at Fox Searchlight (a division of Disney), RLJ Entertainment, and Bleecker Street.

●	Demonstrated ability to monetize new IP, including generating over $125,000 in Kickstarter pre-release sales for Girl with No Name, setting a record (at the time) for the most backed project in the history of Kickstarter’s comic book category.

●	Demonstrated ability to develop tools and technology (e.g., Film Scout, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.

●	Demonstrated value for studios, including a 2019 marketing partnership with Fox Searchlight (a division of Disney) where we received revenue, comarketing, and fan-exclusives for our members to promote the film Tolkien.

●	Demonstrated ability to harness the “wisdom of the crowd”, with hundreds of thousands of votes cast on the Legion M FILM SCOUT app, leading to a 2019 partnership with Screen Media to purchase the North American distribution rights for Memory: The Origins of Alien and a 2020 partnership with Bleeker Street Media for the release of Save Yourselves!

●	Demonstrated ability to “Open the Gates of Hollywood” for our shareholders, providing exclusives like red carpet premiere tickets, set visits, spots as extras, walk-on-rolls, lounges at Sundance Film Festival and Comic Cons, special events like the Stan Lee Handprint Ceremony and 2019 Saturn Awards, and online livestream Q&A with creators.

In the time we’ve been operating we have seen dramatic improvement in not only our access to opportunities, but also our ability to execute on them and our ability to negotiate favorable terms. For example, in the early days of the company we had to invest in projects in order to get a seat at the table. As we grew, we started to earn our seat at the table through sweat equity and “in-kind investments.” Today, we’ve gotten to the point where some projects allow us to get paid (in the form of producer’s fees) to sit at the table. As we grow, we hope these trends will continue.

Legion M Projects

Legion M classifies our projects to fall into one of three categories:

1.	“Active Projects” are projects that have made it into production or have already been released.

2.	“Completed Projects” are Active Projects that have reached a point where we don’t expect them to generate significant additional revenue.

3.	“Development Projects” are projects in development that have yet to (and may not) secure a release.

Active Projects

Legion M defines “Active Projects” as projects that are either in production or have secured a release. Any revenue generated by an Active Project is included as Project Revenue during the appropriate reporting period. If an Active Project reaches a point where we don’t expect it to generate significant additional revenue, we consider it a “Completed Project.”

As of September 2022, Legion M has the following publicly announced Active Projects:

UNTITLED WILLIAM SHATNER DOCUMENTARY is a full-length documentary produced in partnership between Legion M, Exhibit A Pictures, and William Shatner. The film is expected to be financed via an equity crowdfunding offering tied specifically to revenue generated by the movie, which is expected to release in 2023. As a producer of the film, Legion M has the potential to earn revenue based on the success of the film.

THIS IS NOT FINANCIAL ADVICE is a feature-length documentary produced by Optimist. The film is expected to release in 2022 or 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film and will also receive some revenue for marketing the film.

NANDOR FODOR AND THE TALKING MONGOOSE is a feature film directed by Adam Sigal starring Simon Pegg, Minnie Driver, and Christopher Lloyd. The film is expected to release in 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film and will also receive some revenue for marketing the film.

THE MAN IN THE WHITE VAN is a feature film directed by Warren Skeels starring Madison Wolfe, Sean Astin, Ali Larter, Brec Bassinger and Skai Jackson. The film is expected to release in 2022 or 2023. As a producer on the project, Legion M has earned fees from the production budget, and also has a stake in any back-end profits the film generates (if applicable).

ARCHENEMY is a feature film directed by Adam Egypt Mortimer starring Joe Manganiello, Zolee Griggs, and Skylan Brooks. The film was released by RLJ Entertainment in 2020. As executive producers and equity investors in the project, Legion M has potential to earn revenue based on the success of the film. We also financed the soundtrack, providing an additional source of potential revenue, and secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

SAVE YOURSELVES! is a feature film directed by Alex Huston Fischer and Eleanor Wilson starring Sunita Mann and John Paul Reynolds. It was released by Bleecker Street Media in 2020. As a release partner with Bleecker Street, Legion M’s return on this project will be based on the success of the film in the first 2 years of release. In addition, we secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

MEMORY: THE ORIGINS OF ALIEN is a feature-length documentary directed by Alexandre O. Philippe. The film was released by Legion M and Screen Media in 2019. As the distributor of the film (in partnership with Screen Media), Legion M earns a portion of revenue from all sources associated with the film, including theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, consumer products sales, etc. It’s worth noting that the film was released in 2019, which was the 40-year anniversary of Alien. We (in partnership with Screen Media) own distribution rights for the next 20 years, which means we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039. In addition, Legion M secured licenses from the Dan O’Bannon and H.R. Giger estates that allow us to sell a limited line of merchandise and media tied to the film.

JAY AND SILENT BOB REBOOT is a feature film directed by Kevin Smith starring Kevin Smith and Jason Mews. The film was released by Saban Films in 2019. As an equity investor in the film, Legion M’s return is tied to the success of both the movie and Kevin Smith’s “Reboot Roadshow”. In addition, Legion M secured a Jay and Silent Bob Reboot merchandise license that has allowed us to produce a line of consumer products tied to the film.

MANDY is a feature film directed by Panos Cosmatos starring Nicolas Cage, Andrea Riseborough, and Linus Roache. The film was released by RLJ Entertainment in 2018. As an equity investor in the film, Legion M’s return on investment comes from revenue generated by both the film and the soundtrack. In addition, Legion M secured a merchandise license for Mandy (as well as likeness rights for Nicolas Cage, making us one of the few companies in the world to offer officially licensed Nicolas Cage merchandise), and offers a robust array of consumer products including t-shirts, props, plush, Funko Pops and Cheddar Goblin brand macaroni and cheese.

THE FIELD GUIDE TO EVIL is a feature film anthology produced by Ant Timpson and Tim League. The film was released in 2018. As an equity investor in the film, Legion M has earned revenue based on the success of the film.

Development Projects

In addition to the Active Projects listed above, Legion M also has many development projects. Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and “sweat equity” to create, develop, package, and sell movies, TV series and other entertainment projects. The goal of development is typically to finance or sell a project so it can be produced.

Development is one of the most speculative stages in the entertainment business because the odds of success for any given project are very low. There are millions of scripts and ideas in Hollywood, and while only a very small percentage get made, the potential value of a successful project can be quite large. At one point, Game of Thrones was just a series of books, and shows like “American Idol” were nothing more than a glimmer in the eye of producers. Every project we develop is a risk we take in the hopes of launching a new movie, series, or franchise.

Legion M has successfully generated revenue from some of our development projects by selling merchandise, media, and experiences related to those projects. This revenue helps offset our development costs and can build buzz that may increase the odds of success for the project. Ultimately, the goal of all our development projects is to reach production -- the revenue generated during the development phase is intended to reduce our costs and hopefully improve the project’s odds of success.

While many of Legion M’s development projects have not been announced, some of those that have been publicly announced are listed below:

MARY’S MONSTER

In May of 2022, Legion M announced a partnership with Fullwell 73 and Rose Pictures for the development of the feature film Mary’s Monster. Farren Blackburn is attached to direct, and Clara Rugaard, Kit Harington, Ferdia Walsh-Peelo, and Sebastian de Souza are attached as stars. Legion M has invested money into the development of the film with a potential for return if the project secures production. In addition, Legion M is serving as an executive producer with a stake in any back-end profits the film generates (if applicable).

TALES OF THE MOONLIGHT CUTTER

In June of 2022, Legion M announced a partnership with Powerhouse Animation, New York Times bestselling author Jeff Yang, and David Uslan (Constantine) to develop Dale W. Berry’s comic Tales of the Moonlight Cutter into a scripted television series.

UNNAMED TV SERIES

In August of 2021 Legion M signed a deal with a major streaming company for the sale of two seasons of an adult animated series developed by Legion M. Due to confidentiality agreements, we have not revealed the name of the project or the streaming partner. Between August 2021 and June 2022 the streamer hired a writing staff and produced outlines for 2 full seasons of episodes and scripts for 1 full season of episodes, however in June of 2022 the streamer told us that they had cut the series from their slate. They told us the series had not been cut due to any creative issues/concerns, but because a change of strategic mandate for the streamer. As of September 2022 Legion M is negotiating a “turnaround agreement” with the streamer that would allow us to continue forward and attempt to sell the project to another buyer.

DARKNIGHTS AND DAYDREAMS

In June of 2021, Legion M announced a partnership with Michael Uslan (producer of the Batman motion picture franchise) and Nederlander Worldwide Productions (a leading Broadway production company responsible for productions of shows that include Hamilton, Lion King, Wicked, etc.) for Darknights and Daydreams, a live theatrical production that tells the story of how a blue-collar comic book nerd in his 20’s ended up acquiring the movie rights for the Batman franchise and persevered for over 10 years to produce Tim Burton’s seminal 1989 release of Batman (Michael Keaton, Jack Nicholson, Kim Bassinger).

Credited as an Associate Producer for the project, Legion M contributed development money in exchange for revenue generating rights related to the production. In June of 2021, Legion M launched an IndieGoGo campaign giving fans an opportunity to “come along for the ride” in developing the play and generated $28.5K worth of revenue to help offset our contribution of development money.

CALCULATED

In June of 2021, Legion M announced a partnership with OneDoor Studios for the development of a film based on Nova McBee’s novel Calculated. The OneDoor team, led by Executive Chairman John Lee Jr. (author of The Producer’s Business Handbook), Jason Brents, and Stephen Wollwerth, is developing the novel by equity crowdfunding the funds required to attach a writer and director to the project. As part of our partnership, Legion made a small cash investment in OneDoor’s equity crowdfunding campaign and agreed to support the project with promotion and development support in exchange for a stake in the project.

DEFIANT

On March 10, 2021, Legion M announced Defiant, a new feature film project that is Glory meets Ocean's 11 in the thrilling TRUE story of the most audacious heist in US history. The project was brought to Legion M’s attention by fans in the company’s Facebook group and its screenplay was written by a Legion M member.  The script received positive coverage from Endeavor Content, and we partnered with the Wolper Organization (producers of "Roots"), legendary actor, director, producer & Legion M advisor Bill Duke (Mandy, Predator, "Black Lightning") and Marvin ‘Krondon’ Jones III to develop and produce the film.

THE GRAY AREA

On March 26, 2021, Legion M announced a paranormal cop project that received high ratings in our M-Pulse survey; the graphic novel created by John Romita, Jr. (Kick-Ass) and Glen Brunswick (Frequency), written by Glen Brunswick, illustrated by John Romita, Jr. called The Gray Area. Legion M has attached producers Michael Uslan (Batman) and David Uslan (Constantine), as well as an unannounced “A-list” writer to the project to adapt it as a feature film or television series.

THE BOOK

On April 8, 2021, Legion M announced The Book, a graphic novel from Arcana Comics co-created by Erik Hendrix and Michael David Nelsen. The story tracks a group of young friends backpacking through Italy who come upon a travel guide called “The Book,” which promises unique off-the-beaten-path adventures. However, they get more than they bargained for when The Book leads them into the clutches of a demonic cult. A thematic mashup of The Da Vinci Code, Hostel, The Ninth Gate, and Final Destination, the storyline leaves room to develop a franchise in which different travelers around the globe discover pages that lead them on strange and possibly dangerous adventures. Our producing partners on this project include Arcana Comics and David Uslan.

DESTINATION FANTASTIC

On April 13, 2021, Legion M introduced "Destination Fantastic," a travelogue show in which the audience journeys to the exotic destinations behind some of the fantasy/sci-fi genre’s greatest works of art, literature, music, and film.  When possible, the series will talk directly with the creators of the world's greatest fantasy and genre works. We describe it as "Anthony Bourdain: Parts Unknown" but for geek culture, hosted by famed game master and fine artist Stefan Pokorny and co-produced by game master, author, and illustrator Satine Phoenix.

GHOSTS OF MANHATTAN

On September 24, 2020 Legion M announced a partnership with Powerhouse Animation (“Castlevania,” “Blood of Zeus”), Emmy Award-winning showrunner Aaron Waltke (Trollhunters) and producers Michael Uslan (Batman), David Uslan (Constantine) and Bowman Modine to turn George Mann’s Ghosts of Manhattan book series into an adult animated sci-fi series or feature film.

THE EMPEROR’S BLADES

On December 16, 2019, Legion M announced it had acquired rights to develop Brian Staveley’s epic fantasy trilogy Chronicle of the Unhewn Throne as a television series titled after its first novel, The Emperor’s Blades. The Lord of the Rings trilogy co-producer and second unit director Rick Porras (Forrest Gump, Contact) and writer/producer Robbie Silverman (Hero) joined as executive producers. Legion M attached two unannounced showrunners, and in 2020, we attached Powerhouse Animation (“Castlevania,” “Blood of Zeus,” “Seis Manos,” etc.) to develop the project.

GIRL WITH NO NAME

In October of 2018, Legion M announced a partnership with Co-Op Entertainment’s Laura Ivey (Walking Out, Ithaca) and Tanya Wexler (Jolt, Hysteria, Buffaloed) to develop Girl with No Name, a feature film and comic book based on Alex Ranarivelo’s Slamdance award-winning screenplay.

In March of 2019, Legion M launched a Kickstarter for presale packages of a one-shot comic book that used select scenes from the screenplay to tell the origin story of the protagonist. In April 2019, the Kickstarter ended with over $135,000 in presales from 2,827 backers, making it the most-backed Kickstarter project for the single-issue comic book category at that time

ICONS: FACE TO FACE

“ICONS: Face to Face” is a virtual reality interview series that allows fans to stand face to face with the luminaries, titans, and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world. In January 2017, Legion M filmed a pilot episode of the “ICONS” series featuring the legendary Stan Lee and his wife, Joan Lee. The two were interviewed in their home by actor/writer/director Kevin Smith.

The costs associated with filming the Stan Lee pilot were impaired (removed from our balance sheet) in Interim 2022, however Legion M is continuing to develop the ICONS series, and still hopes to release the Stan Lee footage, as we believe it to be one of the last comprehensive interviews before Stan passed away.

EVERMOR

In March of 2018, Legion M announced the development of a one-hour sci-fi/fantasy series "Evermor," created by Legion M members Perry Covington and Erik Figi. In February of 2019, Legion M announced that Andrew Cosby (writer of the 2019 Hellboy movie and co-creator of SyFy’s hit series “Eureka”) has attached to the series as showrunner.

AIRSHIP COWBOYS

In March of 2018, Legion M announced “Airship Cowboys,” a half-hour adult animated comedy created by Legion M members Adam Beason and Jed Rigney.

PITCH ELEVATOR

In October of 2016, Legion M built a full-size elevator set on the show floor of Stan Lee’s Los Angeles Comic Con. Inside were a cameraman and a countdown timer. Guests were invited to step inside and give a two-minute pitch for their movie, television show, or virtual reality idea. We then built an online game that allowed members of the Legion to evaluate the pitches (over 400 of them) and narrow them down to the top 33. Once that was complete, we created a treatment for a digital series that would allow us to narrow the field to one champion who would win a development deal with Legion M.

Completed Projects

Once an Active Project has reached a point where we don’t expect it to earn significant additional revenue, we consider it completed. As of September 2022, Legion M has the following completed projects.

THE LEFT RIGHT GAME

In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series “The Left Right Game” co-produced by and starring Tessa Thompson. Note that Legion M got involved with the podcast after the series had already been released and the rights to a television series (which are not included in our deal) had already been secured by Amazon Studios. Legion M made a small “in-kind” investment for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal and carry a line of products for “The Left Right Game” in the Legion M store.

TOLKIEN

In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film Tolkien, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film.

EXCELSIOR! A CELEBRATION OF THE AMAZING, FANTASTIC, INCREDIBLE & UNCANNY LIFE OF STAN LEE

On January 30, 2019, Legion M partnered with Stan Lee’s POW! Entertainment, Kevin Smith’s Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018.  Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hamill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee’s charity of choice, The Hero Initiative.  Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the Company, but to generate marketing and awareness of Legion M by “giving back” to Stan and the community of fans who loved him.

BAD SAMARITAN

In 2018, we partnered with Dean Devlin’s production and distribution company Electric Entertainment, Inc., forging an innovative P&A investment for the release of their feature film Bad Samaritan starring David Tennant and Robert Sheehan.

STAN LEE CELEBRATION

On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX. This was the first time in history that fans united to present such an honor, and industry luminaries such as Marvel president Kevin Feige, comedian/director Kevin Smith, Spawn creator Todd McFarlane, “S.H.I.E.L.D.” star Clark Gregg and Black Panther star Chadwick Boseman presented speeches during the ceremony, followed by press interviews and meet and greets with Stan for fans and sponsors.

After the hand and footprint ceremony, Legion M hosted a “Tony Stark House Party” at a 9,000 square foot mansion in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. We monetized both the ceremony and after party with sponsorships, tickets and merchandise sales.

We had exceptional media coverage of the event, with dozens of outlets covering the ceremony (including a feature story in Variety Magazine), generating an estimated 11+ million media impressions, and creating a terrific PR moment for Legion M and our investors. As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized the events with sales of sponsorships, tickets, and merchandise.

COLOSSAL

In early 2017, we partnered with distribution company NEON for the theatrical release and marketing of the feature film Colossal starring Anne Hathaway and Jason Sudeikis.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2022, Legion M had approximately $685,623 cash on hand, and approximately $108,604 of investor funds from Round 8 in escrow at StartEngine.

In May of 2020, we received an initial COVID related emergency grant of $10,000 from the low interest Economic Injury Disaster Loan (“EIDL”) program administered by the SBA.

In March of 2021 the Company received a second PPP loan for an amount of $108,573, which was completely forgiven by the SBA on February 14, 2022.

In January of 2021 the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years. Payments for this loan are began August 2022 and is $236 per month. The Company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional $101,700. The incremental monthly repayment is $516.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from a corporate American Express credit card that we typically pay off each month.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the Company. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We’ve had multiple successful rounds of equity crowdfunding so far, but that does not guarantee that future rounds will also be successful. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

TRENDS

The following sections contain a discussion of some of our planned activities in the coming months. There’s no guarantee that we’ll follow this plan or be able to execute it successfully. As a startup, we’re constantly changing and evolving our plans as we react to current opportunities and market conditions.

Growing Our Community

We believe that the size of our community is the single most important factor in the company’s long-term chances of success. That’s because we believe the strength, power, and value of our company depends on the size and strength of our community. A Legion of 1 is worthless, but a Legion of 1,000,000 could be invaluable. We also believe that as our community grows, so will our access to high quality entertainment projects and our ability to market, support, and monetize them.

After the uncertainty and disruptions caused by the pandemic, Legion M is hoping to expand our community in 2022 and 2023. Round 8, which closed in April of 2022, was our largest round ever with over $3.85MM worth of investments. We hope to break that record with our upcoming Round 9, which is expected to open in Q4 2022 and has a much larger cap ($20MM) and much larger marketing budget -- including marketing that will be partially subsidized by our partners at StartEngine. We’re also working on projects with a number of high-profile actors (including William Shatner, Simon Pegg, Minnie Driver, Sean Astin, Ali Larter, Kit Harrington, etc.) that we believe can help us grow our community.

After ending Round 8 with over 35,000 shareholders, much of our focus will be pushing this number higher in 2023.

Projects

Due largely to disruptions caused by the pandemic, Legion M did not have any major projects release in 2021, nor do we have any expected to release in 2022. That said, as of this writing (September 2022) we have stakes in 4 major films, all of which are currently in post-production with anticipated release dates in 2023. This includes:

•        The Man in the White Van (produced by Legion M and Garrison Film)

•       This is Not Financial Advice (equity investment by Legion M)

•       Nandor Fodor and the Talking Mongoose (equity investment by Legion M)

•       Untitled William Shatner documentary (produced by Legion M and Exhibit A Pictures, with a plan to raise equity investment directly from fans).

In addition to these films, we also have dozens of development projects for both film and TV (many of which are described above in the “Projects” section) that we hope to move forward, and we are continually in discussions regarding new projects to add to our slate. Over time, we’ve seen that the larger the company gets, the more access we have to higher quality opportunities. We expect this trend will continue.

Revenue

At this stage in the company’s development, we are not focused on short-term revenue, but instead on growing the size of our community and developing what we believe could become a significant long-term competitive advantage for the company. In addition, much of our revenue is project-based, which can be very “lumpy,” with big chunks that come in all at once combined with smaller streams that can steadily accumulate over time. As a result of these factors, we expect that our near-term revenue will continue to be volatile as we develop and grow our community and our business.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2021. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2022, are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements

June 30, 2022 and December 31, 2021

Legion M Entertainment, Inc.

TABLE OF CONTENTS

Legion M Entertainment, Inc.
Balance Sheets
As of June 30, 2022 and December 31, 2021

	As of June 30, 2022	As of December 31, 2021
ASSETS
Current assets:
Cash	$685,623	$1,227,661
Subscriptions receivable in escrow	108,604	571,112
Other receivable	13,685	7,003
Inventory	245,358	146,501
Accounts receivable	59,169	30,817
Prepaid expenses	123,806	55,588
Total current assets	1,236,245	2,038,682

Non-current assets:
Property and equipment, net	5,587	4,158
Investments in productions, net	1,046,702	586,255
Total non-current assets	1,052,289	590,413
TOTAL ASSETS	$2,288,534	$2,629,095

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$89,627	$414,655
Deferred revenue	286,506	246,612
Note payable	-	108,573
Accrued expenses	15,765	61,116
Total current liabilities	391,898	830,956

Long-term liabilities:
Loan payable	149,900	48,200
Total long-term liabilities	149,900	48,200
Total liabilities	541,798	879,156

Stockholders' equity:
Class A common stock, $0.0001 par, 170,000,000 authorized, 16,221,700 and 15,417,830 issued and outstanding at June 30, 2022 and December 31, 2021, respectively	1,622	1,541
Class B common stock, $0.0001 par, 30,000,000 authorized, 16,492,620 issued and outstanding, 16,465,900 vested at June 30, 2022 and 16,492,620 issued and outstanding, 16,465,900 vested at December 31, 2021	1,649	1,649
Additional paid-in capital	17,176,278	16,163,453
Accumulated deficit	(15,432,813)	(14,416,704)
Total stockholders' equity	1,746,736	1,749,939
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,288,534	$2,629,095

See the accompanying notes, which are an integral part of these unaudited financial statements.

F-3

Legion M Entertainment, Inc.
Unaudited Statements of Operations
For the six months ended June 30, 2022 and 2021

	For the six months ended June 30,
	2022	2021
Revenue	$232,709	$480,513
Costs of net revenues	201,197	333,566
Gross profit	31,512	146,947

Operating expenses:
Compensation and benefits	607,883	536,290
Sales and marketing	278,354	413,555
Independent contractors	51,888	5,810
Professional fees	96,348	113,062
Travel expenses	27,710	5,142
General and administrative	90,611	73,337
Depreciation	1,239	3,148
Interest expense	2,161	453
Total operating expenses	1,156,194	1,150,797
Loss from operations	(1,124,682)	(1,003,850)
Other Income:
Grant	108,573	154,881
Total other income	106,412	154,428
Net loss	$(1,016,109)	$(848,969)

Weighted average common shares:
Basic and Diluted	32,408,720	29,179,460

Earnings per share:
Basic and Diluted	$(0.31)	$(0.29)

In the opinion  of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

See the accompanying notes, which are an integral part of these unaudited financial statements.

F-4

Legion M Entertainment, Inc.
Unaudited Statements of Changes in Stockholders’ Equity
For the periods ended June 30, 2022 and December 31, 2021

	Class A Common Stock		Class B Common Stock				Total
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid- in-Capital	Accumulated Deficit	Stockholders' Equity
Balance at December 31, 2020	12,389,170	$1,238	16,372,430	$1,637	$12,405,603	$(11,477,140)	$931,338

Common stock issuances:
Class A ($0.0001 par, $1.43 issue)	866,350	87	-	-	1,237,061	-	1,237,148
Conversion of Class A to Class B	(120,190)	(12)	120,190	12	-	-	-

Stock based compensation	-	-	-	-	119,412	-	119,412

Offering costs	-	-	-	-	(76,486)	-	(76,486)

Share bonuses	-	-	-	-	(247,430)	-	(247,430)

Net loss	-	-	-	-	-	(848,969)	(848,969)
Balance at June 30, 2021	13,135,330	$1,313	16,492,620	$1,649	$13,438,160	$(12,326,109)	$1,115,013

Common stock issuances:
Class A ($0.00001 par, $1.50 issue)	1,804,560	180	-	-	2,706,660	-	2,706,840
Bonus Shares	477,940	48	-	-	699,323		699,371

Stock based compensation	-	-	-	-	102,612	-	102,612

Offering costs	-	-	-	-	(181,813)	-	(181,813)

Share bonuses	-	-	-	-	(601,489)	-	(601,489)

Net loss	-	-	-	-	-	(2,090,595)	(2,090,595)
Balance at December 31, 2021	15,417,830	$1,541	16,492,620	$1,649	$16,163,453	$(14,416,704)	$1,749,939

Common stock issuances:
Class A ($0.00001 par, $1.50 issue)	745,290	75	-	-	1,117,860	-	1,117,935
Bonus Shares	58,580	6	-	-	87,864		87,870

Stock based compensation	-	-	-	-	135,504	-	135,504

Offering costs	-	-	-	-	(195,433)	-	(195,433)

Share bonuses	-	-	-	-	(132,970)	-	(132,970)

Net loss	-	-	-	-	-	(1,016,109)	(1,016,109)
Balance at June 30, 2022	16,221,700	$1,622	16,492,620	$1,649	$17,176,278	$(15,432,813)	$1,746,736

See the accompanying notes, which are an integral part of these unaudited financial statements.

F-5

Legion M Entertainment, Inc.
Unaudited Statements of Cash Flows
For the six months ended June 30, 2022 and 2021

	For the six months ended June 30,
	2022	2021
Cash flows from operating activities
Net loss	$(1,016,109)	$(848,969)
Adjustments to reconcile net loss to net cash used in operating activities:
Production costs charged to cost of net revenues	56,261	167,213
Depreciation	1,239	3,148
Stock compensation expense	92,317	119,412
Note forgiveness	(108,573)	(139,868)
Changes in operating assets and liabilities:
(Increase)/decrease in other receivables	(6,682)	(1,139)
(Increase)/decrease in inventory	(98,857)	(16,220)
(Increase)/decrease in accounts receivable	(28,352)	(4,480)
(Increase)/decrease in accrued revenue	-	22,804
(Increase)/decrease in prepaid expenses	(68,218)	(12,536)
Increase/(decrease) in accounts payable	(325,028)	(10,253)
Increase/(decrease) in deferred revenue	39,894	25,786
Increase/(decrease) in accrued expenses	(45,351)	223,073
Net cash used in operating activities	(1,507,459)	(472,029)

Cash flows from investing activities
Purchase of property and equipment	(2,668)	(2,790)
Investments in productions	(516,708)	(17,154)
Net cash provided by (used in) investing activities	(519,376)	(19,944)

Cash flows from financing activities
Proceeds from issuance of Class A common stock	1,578,530	967,646
Note payable	101,700	156,773
Offering costs	(195,433)	(76,486)
Net cash provided by financing activities	1,484,797	1,047,933
Net change in cash	(542,038)	555,960

Cash at beginning of period	1,227,661	158,871
Cash at end of period	$685,623	$714,831

Supplemental disclosure of cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See the accompanying notes, which are an integral part of these unaudited financial statements.

F-6

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company” or “Legion M”), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company.  The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

Revenue totaled $232,709 and $480,513 for the six-month periods ended June 30, 2022 and 2021, respectively. The Company’s activities since inception have consisted of formation activities; research and development; raising capital; business development; developing, financing, producing, marketing, and releasing entertainment projects; establishing and growing the Legion M community and culture; building infrastructure to support the community; and marketing for principal operations. The Company remains dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that is in early growth phase and therefore has just started generating revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,016,109 and $848,969 for the for the periods ended June 30, 2022 and 2021, respectively. As of June 30, 2022, the Company has current assets that exceed current liabilities by $844,346. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. The company has successfully raised more than $15,000,000 over eight rounds of funding, and expects to open a ninth round later this year. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Stock Split

From December 27, 2021 through January 7, 2022 Legion M held a special stockholders’ meeting during which a 10-for-1 stock split was passed by the outstanding Class A Common Stock and Class B Common Stock.

On July 15, 2022, the Company effected a 10-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The amended and restated articles of incorporation increased the authorized stock from 100,000,000 shares (post stock split) of common stock with a par value of $0.0001 to 200,000,000 shares (post stock split) of common stock with a par value of $0.0001 with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock.

F-7

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of June 30, 2022, the cash balance exceeded the FDIC insured limits by $435,623.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  As of June 30, 2022 and December 31, 2021, no associated allowances for doubtful accounts were established.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity on the balance sheet.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe, Wefunder).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (www.legionm.com/store). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of June 30, 2022 and December 31, 2021 were $245,358 and $146,501, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand. As a result of that review, no impairment loses were recorded during the periods ended June 30, 2022 or 2021. The fair value of the inventory was reduced and $32,222 was recorded as an impairment loss during the year ended December 31, 2021.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investee production and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period’s gross revenues for such production bear to management’s estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after ten years.

F-8

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Consistent with this guidance, at the end of 2021, the Company reduced the expectations on certain projects. As of December 31, 2021, the fair value of the investments was reduced by $140,556. No reductions or impairments were recorded for the period ended June 30, 2022.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of June 30, 2022 or December 31, 2021. There were $2,668 and $2,790 of Property and equipment additions during the periods ended June 30, 2022 and 2021, respectively. Depreciation expense totaled $1,239 and $3,148 for the periods ended June 30, 2022 and 2021, respectively.

	As of	As of
	June 30, 2022	December 31, 2021
Original Cost	$55,513	$52,845
Accumulated Depreciation	(49,926)	(48,687)
Book Value	$5,587	$4,158

Emergency Relief

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program (“PPP”), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration (“SBA”), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities. Guidance for the treatment and forgiveness of CARES act funds is still being finalized.

In May 2020, the Company was approved for a PPP loan of $139,868. The Company applied for and was granted complete forgiveness for the $139,868 PPP Round 1 loan. The SBA completely forgave this loan in March 2021 and the amount is recorded on the statement of operations as other income

F-9

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

The Company applied for and was granted relief from California and North Carolina state programs totaling $15,013. This amount has been recorded as other income on the statement of operations for the period ended June 30, 2021.

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in July 2022 for 30 years. The Company recognized $2,161 and $453 of accrued interest expense related to this loan during the periods ended June 30, 2022 and 2021, respectively. The outstanding principal balance of the EIDL Loan was $48,200 as of June 30, 2022 and December 31, 2021.

Year	Principal Payments
2021	$-
2022	-
2023	-
2024	-
2025	780
2026	1,068
Thereafter	46,351
$48,200

The Company also applied for and was approved for PPP Round 2 loan of $108,573 on March 15, 2021. As of December 31, 2021 the Company had not yet applied for forgiveness of this loan. The Company applied for and was granted complete forgiveness for the $108,573 PPP Round 2 loan on February 14, 2022.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

F-10

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $232,709 and $480,513 for the six-month periods ended June 30, 2022 and 2021, respectively. Revenue for both periods includes revenue from Legion M projects (including fees for services, consumer products sales and licensing related to those projects), ticket-sales and sponsorships related to Legion M events, and sales of Legion M branded merchandise. Revenue attributable to Legion M projects will be recognized over multiple months or years.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

F-11

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns for 2019 have been filed. Tax returns for 2020 will be filed with an approved extension. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of June 30, 2022 and December 31, 2021, the Company had total taxable net operating loss carryforwards of approximately $14,340,376 and $13,262,222, respectively. The Company is expected to pay Federal and California income taxes at rates of approximately 21% and 8.8%, respectively for the period ended June 30, 2022 and for the period ended December 31, 2021 and has used an effective blended rate of 28.0% to derive a net tax asset as of June 30, 2022 and December 31, 2021 of approximately $4,502,931 and $4,167,809, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of June 30, 2022 and December 31, 2021. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of June 30, 2022 and December 31, 2021.

	As of June 30, 2022 (unaudited)	As of December 31, 2021 (audited)
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	-28.0%	-28.0%
Effective tax rate	0.0%	0.0%

F-12

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

	As of June 30, 2022 (unaudited)	As of December 31, 2021 (audited)
Deferred tax assets:
Stock based compensation	$489,977	$456,562
Net operating loss carryforward	4,012,954	3,711,247
Net deferred tax assets	4,502,931	4,167,809
Less: Valuation allowance	(4,502,931)	(4,167,809)
Net deferred tax asset	$-	$-

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of	As of
	June 30, 2022	December 31, 2021
Warrants	570,000	570,000
Options	4,411,880	4,366,880
Total dilutive securities	4,981,880	4,936,880

As all potentially dilutive securities are anti-dilutive as of June 30, 2022 and December 31, 2021, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS’ EQUITY

The Company's articles of incorporation, as amended and restated, authorize 200,000,000 shares common stock (post stock split) with a par value of $0.0001, and authorize the creation of two classes of common stock, “Class A Common Stock” and “Class B Common Stock,” with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

In 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 976,480 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

During the period from March 4, 2016 (inception) to December 31, 2016, 15,460,400 shares of Class B Common Stock were issued at prices ranging from $0.00001 to $0.0001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of June 30, 2022 and December 31, 2021, 16,465,900 and 16,465,900 of these outstanding Class B Common Stock have vested, respectively. As of June 30, 2022 and December 31, 2021, the 26,720 unvested shares will either vest or expire by April 2026.

F-13

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 1,428,570 shares of Class A Common Stock. The offering price for this offering was $0.70 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, the Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 276,460 shares of Class A Common Stock. The offering price for this offering was $0.70 per share.

The Company had a Regulation Crowdfunding and a Regulation A funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings were $0.75 per share. During the year ended December 31, 2017, 2,728,700 shares were sold generating $2,038,339.

The Company had a Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $0.75 per share through May 14, 2018, $0.83 per share through October 3, 2018 and $0.89 per share for the remainder of the year. During the year ended December 31, 2018, 2,268,980 shares were sold generating $1,923,652.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2019 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $0.89 per share through July 15, 2019, $1.00 per share through November 6, 2019 and $1.07 per share for the remainder of the year. During the year ended December 31, 2019, 4,634,110 shares were sold generating $4,386,442.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2020 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $1.07 per share through April 29, 2020, and $1.43 per share for the remainder of the year. During the year ended December 31, 2020, 987,900 shares were sold generating $1,188,839.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2021 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $1.43 per share through April 30, 2021, and $1.50 per share for the remainder of the year. During the year ended December 31, 2021, 2,670,910 shares were sold generating $3,943,988.

For the rounds that were active as of December 31, 2021 and 2020, investors had the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest.

One of those rewards are bonus shares, which was granted to investors for free once their investment closes. The company issued 243,600 bonus shares related to this round. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.20 for 2020 and 2021.

For the round that was active as of December 31, 2021 and during the six-month period ended June 30, 2022, with a per share price of $1.50 paid by investors for shares of Class A Common Stock, investors have the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), etc.) based on amount of money they invest.

One of those rewards are bonus shares, which are granted to investors for free once their investment closes. The company issued 58,580 and 234,340 bonus shares related to this round during the periods ended June 30, 2022 and December 31, 2021, respectively. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.34.

As of 2020, the total reward value owed for the shares sold in the year was undeterminable as not all reward choices had not been made. The Company made an estimate for the maximum gift card reward owed of $111,384 as being the largest cash amount required and recorded a liability for such to accrued expenses in the balance sheet as of December 31, 2020 and as a reduction to additional paid-in capital for the year ended December 31, 2020. As of December 31, 2021, all appliable awards for shares issued and outstanding had been determined. As many rewards were bonus shares and not gift cards, the total reduction to additional paid-in-capital for the year ended December 31, 2021 was $848,919.

F-14

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

The Company received partial proceeds disbursement of funds committed from these equity offerings during the periods ended June 30, 2022 and the year ended December 31, 2021 of $967,646 and $3,318,054, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder and StartEngine, the Company’s funding portals. At the end of each month, there is a balance of funds held by Wefunder and Start Engine for future distribution to the Company. The escrow balance as of June 30, 2022 and December 31, 2021 was $108,604 and $571,112, respectively.

In October 2018, the Company received a prepayment totaling $100,000 for a future investment in the Company from one of the Company’s largest investors. As the funds had been received but the investment contracts not finalized, the $100,000 prepayment was included on the balance sheet as a “Pending investment” liability as of December 31, 2018. That investment was finalized in 2019 and the Company issued shares to this investor at $0.83 per share, consistent with other investors at that time and included in the 2019 issuances discussed above. During 2021, it was determined that this investor should have received Class B shares. Therefore, 120,190 shares were converted from Class A shares to Class B shares.

As of June 30, 2022 and December 31, 2021, the Company had 16,221,700 and 15,417,830 shares of Class A Common Stock and 16,492,620 and 16,492,620 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the “Plan”). The Plan authorizes options to purchase up to 2,539,600 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 5,000,000 options to purchase Class B Common Stock. As of June 30, 2022 and December 31, 2021, there were 3,127,720 and 3,172,720 options available for issuance, respectively.

As of June 30, 2022 and December 31, 2021, the Company had issued and outstanding 4,411,880 and 4,366,880 options to purchase Class B Common Stock under the Plan, respectively.

	June 30, 2022		December 31, 2021
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of period	4,366,880	$0.71	3,914,260	$0.66
Granted	45,000	$1.25	452,620	$1.14
Exercised	-		-
Forfeited	-		-
Outstanding - end of period	4,411,880	$0.72	4,366,880	$0.71
Exercisable at end of period	3,854,090	$0.74	3,691,770	$0.72
Intrinsic value of options outstanding at year-end	$3,441,266		$3,440,665
Weighted average grant date fair value of options granted during period	$0.69		$0.63
Weighted average duration (years) to expiration of outstanding options at period-end	5.6		6.1

F-15

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 31 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the periods ended June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Risk Free Interest Rate	2.00%	0.64%-1.07%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	6.0	5.6 – 7.0
Fair Value per Stock Option	$0.71	$0.61-$0.67

The Company recognizes stock-based compensation on a straight-line basis over the options’ vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $76,224 and $92,317 for the periods ended June 30, 2022 and 2021, respectively.

Unrecognized share-based compensation expense was $358,301 and $419,523 as of June 30, 2022 and December 31, 2021, respectively. This unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 31 months and 38 months as of June 30, 2022 and December 31, 2021, respectively.

Warrants

In April 2016, the Company issued 270,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.001 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2021 and 2020, 270,000 and 270,000 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $0 of such to additional paid-in capital and as marketing expense during the years ended December 31, 2021 and 2020. All associated expense was recorded in prior periods, commensurate with the vesting of the warrants. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 50,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.75 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project in 2017. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

In October 2021, the Company issued 250,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2031), any change in control, or an initial public offering. The exercise price for the common stock warrants is $1.25 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of June 30, 2022 and December 31, 2021, 83,333 and 20,830 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $172,750, and recognized $43,188 of such to additional paid-in capital and as stock-based compensation during the period ended June 30, 2022.

F-16

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

The assumptions utilized for valuing these warrants in the period ended December 31, 2021 are as follows:

2021
Risk Free Interest Rate	1.11%
Expected Dividend Yield	0.00%
Expected Volatility	60.00%
Expected Life (years)	6.0
Fair Value per Warrant	$0.69

As of June 30, 2022 and December 31, 2021, there was $115,167 and $158,354 of unrecognized share-based compensation expense, respectively.

As of June 30, 2022 and December 31, 2021, there were 570,000 and 570,000 warrants outstanding with weighted average exercise price per share of $0.61 and $0.61, and 403,330 and 340,830 warrants vested with weighted average exercise price per share of $0.35 and $0.19, all respectively.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. The adoption of ASU 2016-02 has had no material impact on the Company’s financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Next Step Financing Offering

Legion M is expecting to have one or more additional rounds of equity crowdfunding under the JOBS Act in 2021. We expect that many successive rounds of funding will be needed to achieve the Company’s long-term goals.

Stock Split

From December 27, 2021 through January 7, 2022 Legion M held a special stockholders’ meeting during which a 10-for-1 stock split was passed by the outstanding Class A Common Stock and Class B Common Stock.

On July 15, 2022, the Company effected a 10-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The amended and restated articles of incorporation increased the authorized stock from 100,000,000 shares (post stock split) of common stock with a par value of $0.0001 to 200,000,000 shares (post stock split) of common stock with a par value of $0.0001 with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock.

F-17

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

Management’s Evaluation

Management has evaluated subsequent events through September 27, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

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ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)

2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (September 28, 2018) (1)

2.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (July 15, 2022) (1)

2.4	Amended and Restated Bylaws (1)

4.	Form of Subscription Agreement (1)

6.1	Employment Agreement (Paul Scanlan) (1)

6.2	Employment Agreement (Jeff Annison) (1)

6.3	Employment Agreement (Terri Lubaroff) (1)

6.4	2016 Equity Incentive Plan (1)

(1)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11966)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legion M Entertainment, Inc.

By	/s/ Paul Scanlan
Paul Scanlan, CEO
Legion M Entertainment, Inc.
Date: September 28, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

September 28, 2022	By:	/s/ Paul Scanlan
Paul Scanlan
Co-Founder, Chief Executive Officer, Chief Financial Officer, Treasurer and Director

September 28, 2022	By:	/s/ Jeff Annison
Jeff Annison, Director

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